News Release Communiqué de Pressee

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TOTAL S.A.
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Total to Launch Construction of New Unit
at Its Leuna Refinery in Germany
Paris – September 3, 2007 — Total has sanctioned construction of a 1-million-ton-per-year desulfurization unit at its Leuna refinery in Germany. Scheduled for commissioning in fall 2009, the new unit will supply the domestic market with ultra-low sulfur home heating oil.
The €120-million investment will further enhance the performance of the Leuna refinery, which is already one of the most efficient in Europe. With a capacity of 11.4 million tons per year, the facility has extensive deep conversion capacity allowing it to process sour crude oil without producing heavy fuel oil.
The investment is in line with Total’s strategy of upgrading its refining base. It follows on from the commissioning of a distillate hydrocracker at the Normandy refinery in late 2006, the construction of a desulfurization unit and steam methane reformer at the Lindsey Oil Refinery in the United Kingdom and desulfurization capacity extensions carried out or under way at the Feyzin, Flandres and Provence refineries in France.
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In addition to the Leuna refinery, Total also holds an interest in Schwedt refinery in Germany, where it markets around 22 million metric tons of petroleum products and owns more than 1,000 service stations. Total also has chemicals operations in Germany.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com